Exhibit 99.1

Supplemental Information Regarding Melco Resorts & Entertainment Limited

City of Dreams

City of Dreams operated approximately 475 gaming tables and 670 gaming machines as of December 31, 2017.

City of Dreams generated Adjusted property EBITDA1 of US$804.9 million in 2017, representing an increase of 8% compared to US$742.3 million in 2016. The year-over-year improvement in Adjusted property EBITDA was primarily a result of higher rolling chip revenues and recovery of previously provided doubtful debt, partially offset by lower mass market table games revenues.

[1]	“Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine parties under the cooperative arrangement (the “Philippine Parties”), land rent to Belle Corporation, net gain on disposal of property and equipment to Belle Corporation, Corporate and Others expenses and other non-operating income and expenses. Adjusted property EBITDA is presented exclusively as supplemental disclosures because management believes it is widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses adjusted property EBITDA as a measure of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. Melco Resorts & Entertainment Limited (the “Company”) also presents adjusted property EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported adjusted property EBITDA as a supplement to financial measures in accordance with U.S. GAAP. However, adjusted property EBITDA should not be considered as an alternative to operating income as an indicator of the Company’s performance, as an alternative to cash flows from operating activities as a measure of liquidity, or as alternatives to any other measure determined in accordance with U.S. GAAP. Unlike net income, adjusted property EBITDA does not include depreciation and amortization or interest expense and, therefore, does not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using adjusted property EBITDA as only a comparative tool, together with U.S. GAAP measurements, to assist in the evaluation of operating performance. The Company’s calculation of adjusted property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

Altira Macau

As of December 31, 2017, Altira Macau operated approximately 100 gaming tables and 119 gaming machines operated as a Mocha Club at Altira Macau.

Altira Macau generated Adjusted property EBITDA of US$20.7 million in 2017 compared with Adjusted property EBITDA of US$5.1 million in 2016. The year-over-year improvement in Adjusted property EBITDA was primarily a result of higher rolling chip revenues and recovery of previously provided doubtful debt, partially offset by lower mass market table games revenues.

Mocha Clubs

As of December 31, 2017, Mocha Clubs operated eight clubs with a total of 1,319 gaming machines (including 119 gaming machines at Altira Macau).

Studio City

As of December 31, 2017, Studio City operated approximately 290 gaming tables and 970 gaming machines.

Studio City generated Adjusted property EBITDA of US$335.6 million in 2017 compared with Adjusted property EBITDA of US$156.0 million in 2016. The year-on-year improvement in Adjusted property EBITDA was primarily a result of the commencement of rolling chip operations in November 2016 and better performance in the mass market table games segment.

City of Dreams Manila

As of December 31, 2017, City of Dreams Manila operated approximately 293 gaming tables, 1,635 slot machines and 172 electronic gaming tables.

City of Dreams Manila generated Adjusted property EBITDA of US$235.0 million in 2017 compared with US$160.3 million in 2016. The year-over-year improvement in Adjusted property EBITDA was primarily a result of increased casino revenues.

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to

Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Year Ended December 31, 2017
	Altira Macau	City of Dreams	Studio City	City of Dreams Manila
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating (Loss) Income	$(149)	$625,766	$126,247	$92,636
Payments to the Philippine Parties	—	—	—	51,661
Land Rent to Belle Corporation	—	—	—	3,143
Pre-opening Costs	—	1,933	116	225
Depreciation and Amortization	20,973	171,216	184,456	84,200
Share-based Compensation	204	2,934	1,294	516
Property Charges and Other	(357)	3,023	23,455	2,638

Adjusted Property EBITDA	$20,671	$804,872	$335,568	$235,019

	Year Ended December 31, 2016
	Altira Macau	City of Dreams	Studio City	City of Dreams Manila
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating (Loss) Income	$(18,091)	$559,470	$(29,099)	$38,705
Payments to the Philippine Parties	—	—	—	34,403
Land Rent to Belle Corporation	—	—	—	3,327
Net Gain on Disposal of Property and Equipment to Belle Corporation	—	—	—	(8,134)
Pre-opening Costs	—	1,355	2,528	—
Depreciation and Amortization	22,950	175,676	179,905	91,389
Share-based Compensation	60	2,354	826	2,087
Property Charges and Other	197	3,436	1,825	(1,441)

Adjusted Property EBITDA	$5,116	$742,291	$155,985	$160,336